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                               September 11, 2023

       Scott McKinney
       Chief Financial Officer
       Tiptree Inc.
       660 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: Tiptree Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 8, 2023
                                                            File No. 001-33549

       Dear Scott McKinney:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Market Opportunity, page 15

   1. We note your disclosure here, as well as similar disclosure on page 55, that service contract gross written
premium equivalents in U.S. Warranty Solutions were $852 million and $652 million for
2022 and 2021. We also note you disclose on page F-46 that you recognized revenue from
service contracts of $210 million and $163 million for 2022 and
                                                        2021. We further note
that you disclose on page F-47 that deferred revenue related to service contracts was
$581 million and $470 million at December 31, 2022, and
                                                        2021. Please tell us in
detail and revise future filings to reconcile the amount of service contract gross written
premiums to the amount of revenue recognized and explain the difference.
   2. To the extent that certain service contract revenue is recognized as Earned Premiums, net, please tell us in
detail and revise your revenue recognition policies on page F-16 in future filings, to more
clearly describe the service contract activities that are insurance contracts
 Scott McKinney
FirstName
Tiptree Inc.LastNameScott McKinney
Comapany 11,
September   NameTiptree
                2023     Inc.
September
Page  2     11, 2023 Page 2
FirstName LastName
         and accounted for under ASC 944 and those that are contracts with customers and accounted for under ASC 606. Also, discuss how you determine which contracts are accounted for under ASC 944.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 47

3. We note disclosure on page F-29 that premiums assumed from other companies were
         $310 million and represented 34% of total premiums earned for 2022. Given the materiality of assumed premiums, please tell us and revise future filings to discuss the relevant facts and circumstances related to this revenue source to inform investors about the quality of, and potential variability of your revenue, earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Additionally, please ensure you disclose all information required by ASC
         275-10-50-18 and ASC 280-10-50-42, if applicable.
Adjusted Net Income - Non-GAAP, page 63

4. Please tell us, provide us a quantified reconciliation, and revise future filings to explain,
         why the amount of    net realized and unrealized gains (losses)
included in the
         reconciliation of adjusted net income does not agree to the amount presented in the
         Consolidated Statements of Operations and detailed in Note 6 on page F-28. Please ensure you clearly explain the nature of amounts being excluded from adjusted net income. Please also tell us how you considered whether excluding certain realized and unrealized gains (losses) have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures for guidance.
5. Please tell us and revise future filings to more clearly disclose the reasons why management believes the presentation of adjusted net income provides useful information to investors regarding your financial condition and results of operations. Specifically explain why you exclude net realized and unrealized gains (losses) in your measurement.
6.       We note your disclosure in note 2 on page 64 that,    Tax on
adjustments represents the tax
         applied to the total non-GAAP adjustments and includes adjustments for non-recurring or discrete tax impacts. For the year ended December 31, 2022, included in the adjustment is an add-back of $33.1 million, respectively, related to deferred tax expense from the WP
         Transaction.    Given the materiality of this adjustment, please
revise future filings to
         present this adjustment in a separate line.
Adjusted EBITDA - Non-GAAP, page 64

7. Please tell us and revise future filings to disclose the reasons why management believes the presentation of adjusted EBITDA provides useful information to investors regarding
 Scott McKinney
FirstName
Tiptree Inc.LastNameScott McKinney
Comapany 11,
September   NameTiptree
                2023     Inc.
September
Page  3     11, 2023 Page 3
FirstName LastName
         your financial condition and results of operations. Specifically explain why you add unrealized gains (losses) on available for sale securities reported in other comprehensive income and why you add the pre-tax gain recorded directly to Tiptree Inc. stockholders equity related to the Warburg transaction. Please tell us how you considered whether these two adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and would therefore result in the non-GAAP measure being misleading and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures for guidance.
Revenue Recognition - Earned Premiums, net, page F-16

8. Please quantify for us the amount of revenue recognized for each year presented, using the
         Rule of 78   s. Additionally, please provide us an accounting analysis
that explains how the
         Rule of 78   s is consistent with the pattern of losses. Refer to ASC
944-605-21-1 for
         guidance.
Note (8) Reinsurance Receivables, page F-29

9. We note you recognized $1,176 million as reinsurance receivables as of December 31,
         2022, and that, of this amount, $725 million represented prepaid reinsurance premiums.
         Please tell us how you determined that prepaid reinsurance premiums should be combined with reinsurance recoverables and presented together as receivables. Alternatively, please revise to separately present prepaid reinsurance premiums. Refer to ASC 944-340-25-1 and ASC 944-310-25-2 for guidance.
Debt Covenants, page F-36

10. We note your disclosure that the Company was in compliance with the representations and covenants for its outstanding debt or obtained waivers for any events of non-compliance.
         We also note your risk factor disclosure related to the risk of an event of default on page
         31. Please revise your disclosure to identify any debt agreement and covenant for which you obtained a waiver. Additionally, discuss the facts and circumstances necessitating the waiver and disclose any material terms and conditions to the waiver. Refer to Section
         IV.C of SEC Release 33-8350 for guidance.
Note (14) Revenue from Contracts with Customers, page F-46

11. Please quantify for us the amount of revenue recognized for each year presented, for each
         non-straight line revenue recognition method (e.g., Rule of 78   s,
etc.) used for contracts
         with customers. For each method with a material amount of revenue, please provide us an accounting analysis that explains how each method is consistent with the guidance in ASC
         606-10-25-23 that states that revenue should be recognized as you satisfy a performance obligation. Specifically, tell us in detail and revise future filings to disclose how each method faithfully depicts the transfer of your services. Refer to ASC 606-10-50-18 for
 Scott McKinney
Tiptree Inc.
September 11, 2023
Page 4
         guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



FirstName LastNameScott McKinney                          Sincerely,
Comapany NameTiptree Inc.
                                                          Division of
Corporation Finance
September 11, 2023 Page 4                                 Office of Finance
FirstName LastName